DESERT MINING, INC.

4328 Hwy. 66

Longmont, CO 80504

January 10, 2007

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C.  20549

Re:

Dessert Mining, Inc., Form 10-KSB

Filed April 3, 2006

File No. 000-32123

Dear Ms. Jenkins:

Desert Mining, Inc., (the “Company”), has received your comment letter dated December 18, 2006, (“comment letter”) pertaining to the above referenced Form 10-KSB for Fiscal Year Ended December 31, 2005.  This letter contains the Company’s responses to the comment letter.   To assist the staff of the Commission in completing its review of the Amendment, the numbered paragraphs in this response letter correspond to the numbered paragraphs of the Comment Letter.

Revenue Recognition, page F-8

1.

We read your response to comment three of our letter dated July 11, 2006.  However, it does not appear you have met the disclosure requirements of paragraph 47(a) of SFAS 144.  Please revise your disclosures accordingly.

Response:

Paragraph 47(a) requires a description of the facts and circumstances surrounding disposal of long lived assets.  As disclosed in our previous revision to this note, the company may occasionally dispose of specific leases.  The circumstances surrounding each sale will most likely be different and we cannot predict when, or if, any such sale will take place in the future.  Therefore we interpret paragraph 47(a) to apply to events that have already occurred in the reporting period.  We propose the following as our Note 2 – revision #2

The Company is in the business of exploring for, developing, producing and selling crude oil and natural gas.  Crude oil revenue is recognized when the product is taken from the storage tanks on the lease and delivered to the purchaser.  Natural gas revenues are recognized when the product is delivered into a third party pipeline downstream of the lease.  Occasionally, the Company may sell specific leases and the gain or loss associated with these transactions will be shown separately from the profit or loss from normal ongoing operations.  In June 2005 the company sold 2,103 acres that were outside our core area but retained an overriding royalty on the lease.

The statement of operations was previously revised to classify the occasional sale of leases separately from the profit or loss from ongoing operations.

U.S. Securities and Exchange Commission

January 10, 2007

Note 3 - Oil & Gas Leases. Page F-9

2.

We read your response to comment four; however, we do not see where you have included the referenced disclosures.  In addition, it appears that the disclosure requirements of paragraphs 18, 19 and 21 of SFAS 69 are applicable but have not been addressed in your revised disclosures.  Please advise or revise your disclosures accordingly.

Response:

Paragraphs 18, 19 and 21 of SFAS 69 require disclosure of aggregate capitalized costs by major asset classes and function and their related depletion, amortization and valuation allowance.  We propose the financial statements be revised as follows:

OTHER ASSETS

Undeveloped Oil & Gas Leases	2,203,085
Less accumulated amortization and valuation allowance	(513,535)
Unevaluated Drilling Costs	85,924
Deposits	26,781
1,802,255

3.

We read your response to comment five. Please clarify the source of the technical guidance that you referenced in your response and tell us how your accounting treatment complies with the requirements of SFAS 19.  Explain how it is consistent to capitalize the initial payments of leases and expense the associated yearly payments.  In addition, please tell us why you believe that the capitalization of landman, geological and geophysical services to validate the leases is consistent with paragraph 18 of SFAS 19.  Pease advise and revise the financial statements and related disclosures accordingly.

Response:

While Paragraph 18 of SFAS 19 requires the expensing of geological and geophysical costs and it requires the expensing of costs to carry and retain undeveloped properties.  The total amount of landman, geological and geophysical services capitalized at December 31, 2005 is $34,460 or approximately 1.6% of the total acquisition cost.  This amount is small and immaterial but we will adjust.    As noted, paragraph 18 of SFAS 19 requires the expensing of annual rental payments and we follow this practice.  The initial cost to acquire leases is capitalized as is the cost to acquire furniture and automobiles.  If initial acquisition costs are not to be capitalized, there would be no provision for their impairment such as that stated in paragraph 28 of SFAS 19.

Paragraph 28 of SFAS 19 states “When an enterprise has a relatively large number of unproved properties whose acquisition costs are not individually significant, it may not be practical to assess impairment on a property-by-property basis, in which case the amount of loss to be recognized and the amount of the valuation allowance needed to provide for impairment of those properties shall be determined by amortizing those properties, either in the aggregate or by groups, on the basis of the experience of the enterprise in similar situations and other information about such factors as the primary lease terms of those properties…”  At year end 2005 we had 58 leases in effect with an average of $37,984 per lease based on the initial capitalized acquisition costs.  We believe this fits into the category outlined above and allows us to amortize over the initial term of the lease.

U.S. Securities and Exchange Commission

January 10, 2007

Note 4 - Note Payable. Page F-10

4.

We note your response to comments six and seven regarding the warrants issued in conjunction with the note payable, however, we do not see where you have addressed our comments.  Please cite the specific authoritative literature you utilized to support your accounting treatment and revise your disclosure to state the accounting treatment for the warrants, including the fair value of the warrants and each of the major assumptions used to value them.  We note that based on the terms of the warrants, it does not appear reasonable that no value was attributed to the warrants.  In your response, please provide a narrative discussion addressing the applicability of APB 14, particularly paragraph (16). EITF 00-19 and EITF 00-27.  Refer to section II.B of the outline of Current Accounting and disclosure Issues in the Division of corporation Finance which can be obtained at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf, and revise the financial statements and related disclosures accordingly.

Response:

In order to secure funding, the Company negotiated the 6% interest on the note plus the warrants.  The warrants were determined to have no value based on the terms of the warrants and other conditions, which include a right to transfer the warrants only under restrictions, and the stock to be received from the exercise of the warrants would also be restricted.  The accounting literature suggests it is often difficult to identify the value of warrants as a separate security, especially under these conditions.  Other conditions that would make a separate valuation difficult include the stock’s volatility (often times there is no trading), the short term of the warrants (they expire April 19, 2007), the redemption value of the warrants compared to the thinly traded market and the fair value of the interest rate given (6%).  Therefore assigning a value to the warrants under APB 14 would be questionable.  We do not believe the warrants to be derivative financial instruments as defined in EITF 00-19 nor is the note convertible to stock as outlined in EITF 00-29.

Note 5 – Capital Stock. Page F-10

5.

We note your response to prior comment eight.  However, we believe that quoted market prices must be used where available to value securities issued for acquisitions and/or goods and services.  Please revise the financial statements accordingly.  Please file the note payable and warrant agreements as material contract exhibits in accordance with Item 601 of Regulation S-B. Also, please revise your disclosure to disclose the fair value of the warrants and the major assumptions used to value them.

Response:

At the time of the acquisition of 44 Mag, Desert Mining stock was traded on a very limited basis, and was very volatile with most days showing no volume.  The Board of Directors, therefore, believed that the valuation of 44 Mag stock was a more reliable approach.  Our first consideration was the value of the assets in 44 Mag as a method to value 44 Mag stock.  The assets of 44 Mag were located in the Powder River Basin, an important area of exploration for Desert Mining.  The 44 Mag leases were close to leases already held by Desert.  We valued the assets of 44 Mag after an evaluation of surrounding properties which amount was less than the questionable value of the thinly traded Desert stock and, since the stock given in exchange was restricted stock and could not be traded, the Company used the value of the 44 Mag stock as the fair value of the transaction.  The next step was to assign a value to the desert stock given in exchange.  The acquisition provided for 2.5 million shares of Desert Mining stock or approximately 20% of the outstanding stock after the acquisition.  A 20% share of the fair value of our shareholders equity of $1.5 million equaled $300,000 which was given in exchange for the stock of 44 Mag.  The board believed it was more reasonable to value the stock given using this method rather than attempting to use the questionable trading value.

U.S. Securities and Exchange Commission

January 10, 2007

6.

We note your response to prior comment nine.  We note that the subsidiary had no operations.  In light of this fact, please tell us and clarify your disclosures to state how you determined that the transaction should be accounted for as a business combination under SFAS 141, considering each of the factors outlined in paragraph 6 pf EITF 98-3.  Note that if the transaction did not represent a business combination under SFAS 141, no goodwill should be recorded as discussed in paragraph 9 of SFAS 142.  If you believe that the transaction was appropriately accounted for as a business combination under SFAS 141, revise your disclosures to include the information required by paragraphs 51(b), 54 and 55 of SFAS 141.  In addition, revise your disclosures to clarify how you determined that the subsidiary was a separate reporting unit as defined in paragraph 30 of SFAS 142.

Response:

We have reviewed SFAS 141 and paragraph 6 of EITF 98-3 and outline our interpretation as follows:

EITF 98-3

The Task Force reached a consensus that the guidance below should be used to evaluate whether a business has been received in a non monetary exchange transaction.

A business is a self sustaining integrated set of activities conducted and managed for the purpose of providing a return to investors.  A business consists of inputs, processes applied to those inputs and resulting outputs and resulting outputs that are used to generate revenues.  For a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers.

44 Mag is in the business of the acquisition, discovery and development of oil and gas wells by the purchase of leases, operations of oil and gas wells and the buying and selling of oil and gas leases.  Even though the company is classed as a development stage company, we believe the development stage classification does not appropriately describe its activities.  Its’ operations begin when an oil and gas lease is purchased and continues until it is sold or expensed.  Therefore it meets all of the tests outlined in EITF 98-3, namely inputs, processes applied to those inputs and resulting outputs that are used to generate revenues and conduct normal operations even if the set of transferred assets are separate from the transferor and, in this case, operated separately.

The inputs include long lived assets and the ability to obtain access to necessary mineral rights.  The processes include the ability to be self sustaining in its operations.  The outputs include the ability to obtain access to the customers that purchase the outputs.  The assessment of whether 44 Mag is a separate business should be made with regard to how the transferee intends to use the transferred assets.  The fair value of the assets within 44 Mag is not concentrated in a single asset but is represented in several leases and the planned principal operations of 44 Mag had commenced which was the purchase of the first lease.  The determination of whether a transferred set of assets and activities is a business is a three step process as defined in the rules and the three steps have been met, including any difficulty in obtaining access to investment capital.

U.S. Securities and Exchange Commission

January 10, 2007

The assets of 44 Mag are located in the Powder River Basin, a strategically important area of exploration.  The 44 Mag leases were close to leases already held by Desert, however, they can be operated profitably as a stand alone and are a separate operating unit as defined in paragraph 30 of SFAS 142 because 44 Mag operates its own leases in different areas than those held by Desert Mining.

We believe paragraphs 54 and 55 of SFAS 141 do not apply.

7.

We note your disclosure regarding the issuance of 646,801 common shares for services valued at $125,000 and 117,846 common shares for payment of debt of $102,631.  Please tell us whether these transactions were valued based on the quoted market price of your common stock at the date of issuance.  If not, please revise the financial statements in accordance with SFAS 123 and EITF 96-18 (with respect to the shares issued for services) and EITF 98-5 and EITF 00-27 (with respect to the shares issues for debt conversion).

Response:

All shares issued were restricted and could not be traded after their issuance.  The fair value of shares issued for services and payment of debt is outlined as follows:

1.

600,000 shares issued for services – There were no trades in Desert stock for several days during March 2005 so, as an alternative, the stock was valued based on the value of the services received.

2.

99,124 shares issued for payment of debt – The value assigned to the stock was the face value of the debt paid.  There was no trading of Desert stock during June 2005.

3.

46,801 shares issued for expenses paid on behalf of Desert were based on the amount of expenses paid.  The trading value of the shares of Desert varied from $0.61 to $1.05 during august 2005.

4.

18,722 shares issued for payment of debt – The value assigned to the stock was the face value of the debt paid.  There were a small number of shares traded during October 2005with values from $1.05 to $1.70 and several days with no trading volume.

1934 Act Periodic Reports

8.

To the extent that revisions to the financial statements are made in response to the comments above, please amend the affected periodic reports as appropriate.  Also, consider whether the disclosure requirements of Item 4.02 of Form 8-K are applicable.

Response:

We will revise all necessary reports upon completion of the comments.

The Company acknowledges that:

1.

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

U.S. Securities and Exchange Commission

January 10, 2007

3.

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the

United States.

If you have any questions or require additional information, please notify me directly.

Very truly yours,

DESERT MINING, INC.

/s/ Peter K. Nelson

Peter K. Nelson

President and C.F.O.